Mail Stop 3561

May 12, 2009

Philip P. Conti
Senior Vice President, Chief Financial Officer
EQT Corporation
225 North Shore Drive
Pittsburgh, Pennsylvania 15212

> **Re: EQT Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 20, 2009**
> **Proxy Statement on Schedule 14A**
> **Filed March 5, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed April 30, 2009**
> **File No. 1-3551**

Dear Mr. Conti:

We have reviewed your response letter dated April 28, 2009 and we have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments

Form 10-K for the Fiscal Year Ended December 31, 2008

Statements of Consolidated Income, page 58

1.   We note your response to comment seven from our comment letter dated April 13, 2009 and appreciate the additional information you provided. Based on your response, we do not object to your presentation of Purchased Gas Costs and the subtotal titled Net Operating Revenues when discussing your Distribution or Midstream segment. However, it remains unclear to us why these measures are meaningful or appropriate when presenting your consolidated results on the face

of your statements of consolidated income. In this regard, it is unclear to us that subtracting a cost that only applies to certain portions of your business from consolidated revenues and calculating the resulting subtotal is meaningful to your investors. Please advise. As part of your response, please tell us how you considered prevailing practice for the presentation of Purchased Gas Costs and subtotals similar to Net Operating Revenues by others in your industry.

Notes to Consolidated Financial Statements

Note 7. Income Taxes, page 78

2.   We see from your response to comment 14 in our letter dated April 13, 2009 that you intend to add disclosures from other parts of your Form 10-K to your tax footnote. While we think that it will be helpful to investors to provide all of the relevant disclosures in one location within your filing, we remain unclear as to why this taxable loss occurred in 2008, but not in prior years. Please explain to us what occurred in 2008 to cause the intangible drilling costs and accelerated tax depreciation to increase enough to cause so significant a taxable loss, and how this differed from previous years. Please disclose this additional information in future filings as we believe a more detailed explanation would be useful to your readers.

Note 24. Natural Gas Producing Activities (Unaudited), page 100

3.   We read in your response to comment 17 in our letter dated April 13, 2009 that you currently hold a 1% limited interest in Appalachian Natural Gas Trust, which owns a net profit interest in certain oil and gas properties. We further note from your response that once certain contractual provisions that you call "payout" are met, which you expect to occur in October 2013, you will receive a 99% interest in the Trust. We have the following additional comments:

- Please describe to us in more detail the terms of the Restated Trust Agreement as it relates to your rights and obligations prior to and after payout. Explain to us the terms of any cash you may receive under this payout. Also explain to us the purpose of structuring the agreement such that you initially hold a small ownership interest but receive a payout, and once certain contractual provisions are met, you no longer receive a payout but own the vast majority of the Trust.

- With reference to your response to the above bullet point, please tell us how you considered the applicability of FIN 46R to your investment in the Trust, and how you concluded that equity method accounting currently is appropriate.

- Given that you do not currently consolidate the Trust and that you currently own only 1% of the Trust, please explain to us why you feel it is appropriate to include the reserves that are expected to be produced from these properties after payout in your reserve disclosures, rather than only including 1% of the Trust's reserves consistent with your current 1% limited interest.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

Components of the Company Compensation Program, page 34

Annual Incentives, page 35

Operational Component, page 36

4.   We note your response to comment 28 from our letter dated April 13, 2009. Please discuss the pre-set measurable criteria and the level of performance actually achieved as it relates to the calculation of the performance multiple.

Form 10-Q for the Quarter Ended March 31, 2009

Notes to Consolidated Financial Statements

Note C. Derivative Instruments, page 9

5.   Please explain to us why all of your asset derivatives and liability derivatives are classified as current assets and current liabilities in your Condensed Consolidated Balance Sheets given your statements at the bottom of page 10 that your current hedge position extends through 2015.

Item 2. Management's Discussion and Analysis of Financial Condition and…, page 19

EQT Production, page 21

Results of Operations, page 21

6.   Please explain to us where or how you discussed the changes in your results from interest expense and income tax expense, as we note that your interest expense increased significantly from the prior year period and your effective tax rate increased approximately 3% from the prior year period. In future filings please ensure that you analyze changes to all components of consolidated net income, including those items that are not included in your segmental measure of profit or loss.

Capital Resources and Liquidity, page 28

7.   Please explain to us what you mean in the second to last paragraph on page 28 where you say that capital expenditures increased primarily due to spending in the first quarter of 2009 on horizontal wells that were spud in the fourth quarter of 2008. Specifically, we would like you to explain to us and clarify in future filings what spud means and why it would result in increased capital expenditures during the following quarter.

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact, Elizabeth Sellers, Staff Accountant, at (202) 551-3348 or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director